
PE 12-31-01
RECD S.E.C.
AUG 1 4 2002
1086
02050794
U.S. AIR FORCE
PROCESSED
AUG 1 5 2002
THOMSON FINANCIAL
CPI Aerostructures, Inc. 2001 Annual Report

contents:


U.S. AIR FORCE
uctures

to our shareholders:







Number of Contracts Awarded
250
200
100
50
0
16
61
129
185
250
1997
1998
1999
2000
2001



Revenue
(in $ millions)
25
20
15
10
5
0
6.1
8.3
15.1
1999
2000
2001
2002E



Dollar Value of Contracts Awarded
(in $ millions)
20
12
8
4
0
1.9
3.3
13
19.1
1997
1998
1999
2000
2001

Arthur August (top)
Chairman of the Board and Chief Executive Officer
Edward J. Fred (bottom)
President and Chief Financial Officer

Our annual report is being mailed to shareholders in August this year so that we could not only describe the company's performance during the year 2001, but also the very important transition since then to the present.

CPI has been in two very different markets since our acquisition of Kolar in 1997. Kolar was in the precision machining and assembly manufacturing market, while our core business was contract production of structural aircraft parts and sub-assemblies for the commercial and military sectors of the aircraft industry. After acquiring Kolar, we devoted a great deal of financial resources and manpower to grow that business. It was beginning to demonstrate the promise that we had expected when, during 2001, the electronics manufacturing sector encountered what was, by most accounts, the worst downturn in its history. During this time, the aircraft segment of our business was growing at significant double-digit rates, which also required increased financial resources and manpower. In order to preserve and protect the core aircraft parts business, we were forced to cease operations at Kolar at the end of 2001, and then liquidate its assets, which was essentially completed in the first quarter of 2002.

In the second quarter of 2002, the company completed a restructuring of its debt facilities with its senior and subordinated lenders. We believe this restructuring will enable the company to continue to grow its business. Although this is a difficult time for banking institutions and lenders in general, we found both the banks and the subordinated creditor to be extremely cooperative. It is because of relationships like these that we look at the future of the company with great optimism.

In 2002, CPI is an Aircraft & Defense company only, with the strongest growth rate in our history, and a niche market that looks to be in great demand for the foreseeable future. In fact, despite the losses of 2001 and no sales from Kolar in 2002, we expect this year to achieve a revenue level that is approximately equal to the sales of the combined companies in 2000, which was our largest revenue year to date. The first quarter of 2002, which showed excellent results, is expected to be further improved upon in the next three quarters based on the number of contracts the company has been awarded. In short, the negative financial impact of Kolar is completely behind us, and this year will be the best that the aircraft segment has ever experienced.

It is important to note another very positive trend. The award of the T-38 contract to CPI last year was very important for two reasons – it was the largest contract in our history, and it illustrated the "mini-prime principle," in which a company the size of CPI, structured correctly, can be a better choice for the U.S. Government customer than larger companies. We provide the advantages of responsiveness, management commitment and highly-competitive pricing. As a result, we are currently bidding larger contracts, and intend to pursue more of them in the future. This could help us not only maintain the current growth trend, but actually increase it.

Based on the company's recent stock performance, the market has apparently recognized the progress we've made and our potential for future growth. Our stock symbol, "CVU," is an acronym for "Ceiling and Visibility Unlimited," that is universally used in the aviation industry to describe the current weather conditions and near-term prospects. Let us hope that our selection of this stock symbol turns out to be as accurate as it is optimistic.

We are grateful to our employees and shareholders for their patience and loyalty in these very difficult times.

Arthur August

Edward J. Fred

2001 in review

focus o

Our Business

CPI Aerostructures is engaged in contract production of structural aircraft parts and sub-assemblies for the commercial and military segments of the aircraft industry. This consists primarily of incorporating component aircraft parts supplied by third parties into complex sub-assemblies to satisfy specific customer requirements, and precision certification standards. The Company provides engineering, technical and program management services to its customers. At present, CPI's major customers are the Defense Supply Center in Richmond, Virginia, and various U.S. military bases.

The aircraft segment of CPI has, over the years, adjusted to market variations in both the military and commercial sectors. Each of these markets operates independently of the other. The commercial segment is driven by economic forces that dictate the need for replacement aircraft or new products to meet a specific demand. Over the past several years, commercial aircraft manufacturers have not introduced any significant new products. They continue to produce existing designs, with some modifications, and rely on the in-place supplier base. In the early 1990's CPI was able to participate in providing assemblies for newly introduced aircraft and its revenue was mainly derived from such programs.

During that time, the military market was in a steady decline. However, in the past five to six years, CPI noted a change in the political and national defense priorities that signaled an uptrend in military spending while commercial aircraft opportunities were in decline. The CPI military market plan has consistently been focused on replacement spares for aircraft already in the military inventory. This is a more predictable market, based on the need of the military to maintain its operational readiness, which has become even more apparent since September 11, 2001.

By shifting its focus to the military marketplace, CPI became well positioned to take advantage of its background, the rise in military aircraft structures, and its investment in computer technology. The U.S. Government has modified its procurement procedures in the last five years, relying more heavily on electronic communications methods in the bidding and contract award process. With the introduction of these new procedures, CPI was ready. In 2000, CPI was awarded 185 contracts valued at just over $13 million. In 2001, the company received 250 contract awards valued in excess of $19 million, and the trend has continued to be even stronger thus far in 2002, providing a measure of confidence in our marketing strategy.

CPI technicians working on a C-5A wing tip (left), and an E-3 inlet assembly (right).





quality

T-38 Programs

In May of 2001, CPI was awarded a major multi-year contract to build the structural inlets for the T-38 Propulsion Modernization Program. This contract is the most significant one that the company has ever won for four major reasons. First, it is the largest dollar-value contract in our history - $61 million if all of the annual planned options are exercised.

Second, as most of our existing contracts are for spares and range in length from 6 - 18 months, this contract is significant because it helps us to develop a long-term backlog which contributes to the efficiency, stability and planning capabilities of the company.

Third, this program differs from our other military programs in that it is really a modification program rather than a spares contract. This should help to open new doors for us to larger and longer programs now that we have demonstrated our ability to compete and perform successfully.

Fourth, and perhaps most significantly, we believe it is a validation of our "mini-prime" concept which has always been the heart and soul of the company's strategic plan. The ability to run this program as a prime contractor is the single most important characteristic that is required. In analyzing the T-38 PMP requirements, and understanding that the Government needed a low risk program, it was essential that the contractor be experienced in all facets of program management, program integration, logistics control and assembly operations.

CPI is a small business with prime contractor mentality, organizational structure and capabilities. Therefore, CPI offers the best value to the Government. We did not become a mini-prime just for this proposal. It is what CPI has been doing for 20 years. Our key people come from large aerospace primes and have many years experience running large, technically complex programs. This, we believe, is our greatest strength.

The U.S. Air Force, Aeronautical Systems Center, Wright-Patterson Air Force Base is the customer and the contract is for a firm fixed price. The source selection process was a price performance trade-off among technically capable offerors. Although not the lowest price, CPI was awarded the contract based on its outstanding past performance on similar contracts. CPI delivered the initial first article for the left-hand assembly on December 10, 2001, 35 days ahead of schedule, in spite of encountering a manufacturing quality issue on a critical component. Working with the component vendor to investigate the cause of the problem, CPI and the vendor were able to efficiently correct the problem. The first article for the right-hand assembly was delivered on January 8, 2002, one week ahead of schedule. All subsequent deliveries have been on or ahead of schedule, with no quality issues.

The left and right inlet assemblies for the T-38 trainer aircraft.

The Air Force T-38 trainer, CPI's largest contract to date.


and...

C-5A Programs

CPI Aerostructures is one of the leading suppliers of structural spare parts and assemblies in support of the C-5A aircraft. We have completed over 660 contracts, representing approximately 590 C-5A replacement parts at a value in excess of $35 million. Eighty percent of these contracts have been delivered upon within the past five years. These contracts were with the U.S. Government, Lockheed Martin Logistical Services in support of its C-5A Virtual Prime Vendor Program, and Marianna Airmotive in support of its C-5A structural repairs contract.

CPI's extensive C-5A experience began in September, 1995 when we were awarded a three-year structural spares contract from the San Antonio Air Logistics Center (Kelly Air Force Base). Included in this contract were those items for which Kelly could not find a qualified source, or the previous suppliers were unsuccessful in their attempts to deliver a quality product in a timely fashion, or for which the Government did not possess all of the necessary technical data. Included among these items were the C-5A Wing Tips.

With a length of 247 feet, a height of 65 feet, and a wing span of 223 feet, the C-5 Galaxy is one of the world's largest aircraft. Therefore, the Wing Tip is a large structure consisting of three major sub-assemblies. The center box assembly is 16 feet long, 4 feet wide, and 19 feet deep, and is made of aluminum and honeycomb bonded upper and lower skin panels, bonded web assemblies and ribs, all of which are mechanically fastened. The leading edge assembly is an 8 foot by 3 foot by 1.5 foot fiberglass shell with a truss tube and sheet metal formed detail interior structure. The trailing edge is a typical sheet metal aircraft assembly consisting of a front beam, upper and lower skins and a series of ribs. When fully assembled, the trailing edge measures 8 feet by 2.5 feet by 0.5 feet at the front beam. The Wing Tips are currently being assembled in CPI designed and fabricated tooling.

CPI has been, and continues to be, the only supplier of C-5A Wing Tips to the U.S. Government, since the aircraft completed production. The Air Force is currently engaged in a C-5 modernization program which will restore aircraft reliability and maintainability, solidify structural and system integrity, reduce cost of ownership and increase operational capability well into the 21st Century. CPI is in an excellent position to capture a large share of the structural parts and assemblies to support this effort.

Commitment to Quality

For over 20 years CPI has been steadfast in its commitment to quality. Evidence of this commitment is continued success in meeting a variety of customer quality requirements, while maintaining a high level of customer satisfaction. CPI has maintained a quality and delivery rating above 99% with its largest customer, The Defense Supply Center in Richmond, for the past two years. This status is a measurement of the commitment and investment in quality at CPI.

In April of 2002, we further exemplified our commitment to quality by transitioning from our previous quality system to achieve ISO 9001 certification along with AS9100 Aerospace Standard compliance. This transition initiative was done without any interruption in quality or customer satisfaction. ISO certification allows CPI to further its commitment by improving the effectiveness of its quality management system and to enhance customer satisfaction by consistently meeting customer requirements.

CPI's high standards and ISO certification make it a reliable supplier of quality aircraft parts.

Skilled aerospace mechanics enable CPI to build very large structures, like this C-5A wing tip.

The world's largest cargo plane, the C-5A, for which CPI has produced nearly 600 parts.




mance

management's discussion and analysis

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing in this Report.

Certain statements discussed in this Report include forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including the timely delivery and acceptance of the Company's products, the timing of commercial and government funding approvals, and the other risks detailed from time to time in the Company's SEC reports.

General

Consistent with industry practice, CPI uses the percentage of completion method of accounting for its business. Under this method, CPI recognizes revenues as costs are incurred under its contracts, measured by the percentage of actual costs incurred to date against estimated total costs. Under CPI's commercial contracts, CPI does not receive cash payments until products are shipped. Accordingly, revenues may be recognized by CPI even though associated cash payments have not been received. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in contract performance may result in revisions to costs and income, which are recognized in the period in which revisions are determined to be required. CPI's recorded revenues may be written-off in later periods in the event CPI's cost estimates prove to be inaccurate or a contract is terminated.

As a result of the Company's decision to close the Kolar facilities and liquidate its assets, Kolar's operations have been classified as discontinued, and the following discussion does not take Kolar into effect unless otherwise stated.

Results of Operations

Year Ended December 31, 2001 as Compared to the Year Ended December 31, 2000

The Company's revenue for the year ended December 31, 2001 ("2001") was $15,024,027 compared to $8,261,351 for the year ended December 31, 2000 ("2000"), representing an increase of $6,762,676, or 82%. This is a result of the Company winning approximately 250 contracts totalling $19 million.

Gross profit for 2001 was $4,068,763 compared to $2,585,122 for 2000, representing an increase of $1,483,641. Gross profit as a percentage of revenue for 2001 was 27%, compared to 31% for 2000. The reduction in gross profit percentage is due primarily to a less profitable sales mix.

Selling, general and administrative expenses for 2001 were $1,479,421 compared to $1,421,758 for 2000, representing an increase of $57,663. This increase is primarily attributable to the increased level of sales. Selling, general and administrative expenses as a percentage of revenue for 2001 and 2000 were 10% and 17%, respectively. Interest expense for 2001 was $155,825, compared to $106,157 for 2000, representing an increase of $49,668.

Net income before discontinued operations was $2,431,897 for 2001 compared to net income before discontinued operations of $949,779 for 2000, representing an increase of $1,482,118.

The net loss for 2001 was $11,638,119 compared to net income of $1,929,206 for 2000, representing a decrease in net income of $13,567,325, which was primarily due to the liquidation of Kolar. Basic loss per share was $4.39 on 2,653,538 average shares outstanding compared to net income of $0.73 on 2,648,509 average shares outstanding for fiscal 2000. Diluted earnings (loss) per share in 2001 was the same as basic because the effect of options and warrants is anti-dilutive. Diluted earnings per share was $0.70 in 2000 on 2,763,888 weighted average shares outstanding.

Liquidity and Capital Resources

General

The Company historically uses a portion of its cash for costs incurred on various commercial contracts that are in process. These costs are components of "Costs and estimated earnings in excess of billings on uncompleted contracts" and represents the aggregate costs and related earnings for uncompleted contracts for which the customer has not yet been billed. These costs and earnings are recovered upon shipment of products and presentation of billings in accordance with contract terms. CPI's continued requirement to incur significant costs, in advance of receipt of associated cash for commercial contracts has caused an increase in the gap between aggregate costs and earnings and the related billings to date.

Net cash provided by operating activities for 2001 was $1,090,777 compared to $586,111 for 2000. This increase in cash was primarily attributable to net income before discontinued operations of $2,431,897, depreciation and amortization of $35,653, warrants issued for consulting fees of $47,354, deferred portion of provision for income taxes of $92,000 and an increase in accounts payable and accrued expenses of $2,475,199. This was offset by an increase in accounts receivable of $1,336,061, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of $2,563,606, an increase in prepaid expenses and other current assets of $63,816 and a decrease in income taxes payable of $33,000.

Net cash used in investing activities was $17,507 in 2001, and $70,838 in 2000 resulting from the Company's upgrade in their computer system. Net cash used in financing activities was $5,480 compared to net cash provided by financing activities of $1,320,178 in 2000 which was the result of proceeds from the Company's line of credit. The Company repaid long-term debt of $5,480 in 2001, as compared to $4,822 in 2000.

Net cash by provided by continuing operations was $1,067,790 in 2001 compared to $1,835,451. In 2000, net cash used for discontinued operations was $950,191 in 2001 compared to $1,960,118 in 2000.

As a result of the foregoing, the Company's cash at December 31, 2001 increased by $117,599 from the prior year to $180,578. The Company believes it will have sufficient cash flow for 2002 to satisfy its cash requirements, if the Company is successful in restructuring its existing debt (see below).

Financing Arrangements

The Company has an agreement with JP Morgan Chase and GE Capital CFE, Inc. (as assignee of Mellon Bank) providing a line of credit through June 30, 2002, which is used for working capital and other corporate purposes as needed. Interest is at the bank's prime rate (4.75% at December 31, 2001) plus 3.5%. The line of credit is secured by substantially all assets of the Company and Kolar. As of March 31, 2002, there was an outstanding balance of $1,700,000 on this line of credit.

On October 9, 1997, the Company, as a co-borrower with Kolar and as guarantor, incurred significant indebtedness to facilitate its acquisition of the assets of Kolar Machine, Inc. (now known as Ralok, Inc.). At that time, the Company and Kolar entered into a term loan agreement with JP Morgan Chase and Mellon Bank in the amount of $9,400,000. As of March 31, 2002, the outstanding balance on this loan was $1,189,717, with proceeds from the auction sale being used to reduce the principal. The loan matures on June 30, 2002 and is collateralized by all of the assets of the Company and Kolar. The Mellon Bank portion of the loan has been assigned to GE Capital CFE, Inc.

In 1997, Kolar entered into a mortgage loan agreement with JP Morgan Chase in the original principal amount of $975,000. The principal amount has been reduced by periodic payments and also by the application of the proceeds of sale of certain of the properties subject to it and was approximately $285,000 as of March 31, 2002. This loan is payable in monthly installments of $9,487, including interest at 8.3% per annum, and matures on October 31, 2007. The Company is a guarantor of the mortgage debt. Amortization of the current principal amount of the loan at its present monthly rate will retire it prior to its scheduled maturity date.

Additionally, the Company and Kolar entered into a purchase money note agreement with Ralok in the amount of $4,000,000. The note issued under this agreement is also due on June 30, 2002 and is secured by a security interest on all of the assets of the Company and Kolar that is subordinate to the security interest of the bank lenders. The note is currently convertible, at Ralok's option, into 333,334 shares of Common Stock of the Company. Pursuant to the terms of the subordination agreement between the bank lenders and Ralok, Ralok is presently prohibited from receiving current payments of interest on its note.

The auction of Kolar's machinery and equipment and the sale of its real estate were intended to provide funds to pay the debt owed to the bank lenders. However, the proceeds of the sales were not sufficient to provide for payment in full. The Company is not in compliance with certain of the financial covenants in its agreements with the bank lenders and has also borrowed more under its line of credit than is permitted by those agreements. The Company is presently negotiating with the bank lenders and Ralok to restructure and extend the terms of the indebtedness described above and to obtain waivers of its current defaults. If satisfactory terms are not agreed upon, all of the indebtedness, including the mortgage indebtedness, will be due on June 30, 2002. At present, the Company does not have the resources available to repay such indebtedness in full and would be required to find substitute sources. There can be no assurance that arrangements will be made either to restructure the terms of the indebtedness or to find replacement capital.

Inflation

Inflation has historically not had a material effect on the Company's operations.

Impact of Accounting Standards Adopted by the Company

The impact of recently adopted accounting standards is discussed in Note 1 of Notes to Financial Statements.

CPI Aerostructures, Inc. and Subsidiary

consolidated balance sheet

December 31, 2001	
Assets	
Current Assets:	
Cash	$ 180,578
Accounts receivable	2,168,369
Costs and estimated earnings in excess of billings on uncompleted contracts	6,967,385
Deferred income taxes	758,000
Prepaid expenses and other current assets	84,895
Assets held for sale – discontinued operations	3,217,984
Total current assets	13,377,211
Property, Plant and Equipment, net	101,260
Deferred Income Taxes, net of valuation allowance of $2,074,000	172,000
Other Assets	180,226
Total Assets	$ 13,830,697
Liabilities and Shareholders' Deficiency	
Current Liabilities:	
Accounts payable	$ 4,195,530
Accrued expenses	535,054
Line of credit	1,700,000
Debt	9,607,284
Deferred income taxes	147,000
Total current liabilities	16,184,868
Commitments and Contingencies	
Shareholders' Deficiency:	
Common stock - $.001 par value; authorized 50,000,000 shares,	
issued and outstanding 2,657,045 shares	2,657
Additional paid-in capital	12,367,020
Accumulated deficit	(14,723,848)
Shareholders' deficiency	(2,354,171)
Total Liabilities and Shareholders' Deficiency	$ 13,830,697

See Notes to Consolidated Financial Statements

consolidated statement of operations

Year ended December 31,	2001	2000
Revenue	$ 15,024,027	$8,261,351
Cost of sales	10,955,264	5,676,229
Gross profit	4,068,763	2,585,122
Selling, general and administrative expenses	1,479,421	1,421,758
Income from operations	2,589,342	1,163,364
Other (income) expense:		
Interest income	(2,431)	-
Interest expense	155,825	106,157
Other (income) expense, net	4,051	233,428
Total other expenses, net	157,445	339,585
Income from continuing operations before benefit for income taxes	2,431,897	823,779
Benefit for income taxes	-	(126,000)
Income before operations of discontinued segment	2,431,897	949,779
Income (loss) from operations of discontinued segment	(3,647,200)	979,427
Loss on disposal of assets - discontinued segment	(10,422,816)	-
Net income (loss)	$(11,638,119)	$1,929,206
Basic net income (loss) per common share:		
Income before discontinued operations	$ .92	$ .36
Income (loss) from operations of discontinued segment	(1.37)	.37
Loss on disposal of assets - discontinued segment	(3.94)	-
Earnings (loss) per common share - basic	$ (4.39)	$ .73
Diluted net income per common share:		
Income before discontinued operations	-	$ .34
Income from operations of discontinued segment		.36
Earnings (loss) per common share - diluted	-	$ .70
Shares used in computing earnings per common share:		
Basic	2,653,538	2,648,509
Diluted	-	2,763,888

See Notes to Consolidated Financial Statements

CPI Aerostructures, Inc. and Subsidiary

consolidated statements of shareholders' deficiency

Years ended December 31, 2000 and 2001	Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)	Total Shareholders' Deficiency
Balance at January 1, 2000	2,648,509	$2,649	$12,206,024	$ (5,014,935)	$ 7,193,738
Net income	-	-	-	1,929,206	1,929,206
Amortization of fair value of warrants issued in conjunction with consulting agreement	-	-	113,650	-	113,650
Balance at December 31, 2000	2,648,509	2,649	12,319,674	(3,085,729)	9,236,594
Net loss	-	-	-	(11,638,119)	(11,638,119)
Amortization of fair value of warrants issued in conjunction with consulting agreement	8,537	8	47,346	-	47,354
Balance at December 31, 2001	2,657,046	$2,657	$12,367,020	$(14,723,848)	$ (2,354,171)

See Notes to Consolidated Financial Statements

consolidated statement of cash flows

Year ended December 31,	2001	2000
Cash flows from operating activities:		
Net income before operations of discontinued segment	$ 2,431,897	$ 949,779
Adjustments to reconcile net income before operations of discontinued segment to net cash provided by (used in) operating activities:		
Depreciation and amortization	35,653	30,194
Warrants issued for consulting fees	47,354	113,650
Loss on disposal of fixed assets	6,157	-
Deferred portion of provision (benefit) for income taxes	92,000	(879,000)
Bad debts	-	301,377
Changes in operating assets and liabilities:		
Increase in accounts receivable	(1,336,061)	(410,591)
Decrease in income tax refund receivable	-	29,597
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(2,563,606)	(465,250)
(Increase) decrease in prepaid expenses and other current assets	(63,816)	761,672
Increase in other assets	(1,000)	(70,259)
Increase in accounts payable and accrued expenses	1,028,720	144,878
Decrease in income taxes payable	(33,000)	(13,383)
Net cash provided by (used in) operating activities	(355,702)	492,664
Cash flows from investing activities:		
Purchase of property, plant and equipment	(19,307)	(70,838)
Proceeds from sale of fixed assets	1,800	-
Net cash used in investing activities	(17,507)	(70,838)
Cash flows from financing activities:		
Proceeds from line of credit	-	1,325,000
Net repayment of long-term debt	(895,958)	(1,056,959)
Net cash provided by (used in) financing activities	(895,958)	268,041
Net cash from continuing operations	(1,269,167)	689,867
Net cash provided by (used in) discontinued operations	1,386,766	(814,534)
Net increase (decrease) in cash	117,599	(124,667)
Cash at beginning of year	62,979	187,646
Cash at end of year	$ 180,578	$ 62,979

See Notes to Consolidated Financial Statements

notes to consolidated financial statements

1 principal business activity and summary of significant accounting policies:

The Company consists of CPI Aerostructures, Inc. ("CPI") and its wholly owned subsidiary, Kolar, Inc. ("Kolar"), collectively, the "Company."

CPI's operations consist of the design and production of complex aerospace structural subassemblies under U.S. government and commercial contracts. The length of the Company's contracts varies but is typically between one and two years for U.S. government contracts and up to 10 years for commercial contracts.

Kolar's principal business was the precision computer numerical control machining of metal products on a contract-order basis.

CPI's revenue is recognized based on the percentage of completion method of accounting for long-term contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying consolidated balance sheet, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. CPI's recorded revenue may be adjusted in later periods in the event that CPI's cost estimates prove to be inaccurate or a contract is terminated.

Kolar's revenue was recognized when goods were shipped to customers.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Depreciation and amortization of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply APB Opinion No. 25 and related interpretations in accounting for its stock options issued to employees and, accordingly, does not recognize additional compensation cost as required by SFAS No. 123. The Company, however, has provided the pro forma disclosures as if the Company had adopted the cost recognition requirements.

Basic earnings per common share is computed using the weighted-average number of shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Incremental shares of 115,379 were used in the calculation of diluted earnings per common share in 2000. In 2001, diluted earnings per share is not presented as the result is antidilutive.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No.141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142).

SFAS No. 141 addresses financial accounting and reporting for business combinations. This statement requires the purchase method of accounting to be used for all business combinations, and prohibits the pooling-of-interests method of accounting. This statement is effective for all business combinations initiated after June 30, 2001 and supercedes APB Opinion ("APB") No. 16, "Business Combinations" as well as FASB Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises".

SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This statement requires goodwill to be periodically reviewed for impairment rather than amortized, beginning on January 1, 2002. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets".

The Company believes that SFAS No. 142 will not be applicable to their future financial statements because all goodwill has been entirely written down in conjunction with the sale of Kolar's assets (Note 5).

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and amends the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001.

Pursuant to the effective dates and transitions stated in SFAS No. 144, the Company is currently evaluating the implications of its adoption, and anticipates adopting the provisions for its fiscal year beginning January 1, 2002.

2 costs and estimated earnings in excess of billings on uncompleted contracts:

At December 31, 2001, costs and estimated earnings in excess of billings on uncompleted contracts consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$7,359,234	$12,485,185	19,844,419
Estimated earnings	2,040,413	6,728,158	8,768,571
	9,399,647	19,213,343	28,612,990
Less billings to date	5,425,681	16,219,924	21,645,605
Costs and estimated earnings in excess of billings on uncompleted contracts	$3,973,966	$ 2,993,419	$ 6,967,385

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2001, approximately $1,203,000 of the balances above are not expected to be collected within one year.

3 property, plant and equipment:

Property, plant and equipment, at cost, consists of the following:

December 31, 2001		Estimated Useful Life
Machinery and equipment	$304,306	5 to 10 years
Computer equipment	134,019	9 years
Furniture and fixtures	19,504	7 years
Automobiles and trucks	23,488	5 years
Leasehold improvements	71,591	3 years
		552,908
Less accumulated depreciation and amortization	451,648	
	$101,260	

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 was $35,653 and $30,194, respectively.

4 related party translations:

In October 2000, the Company adopted a Greit Plan for the purpose of offering senior management a deferred compensation death benefit plan (the "Plan") that provides a tax-free benefit and which is tax-neutral to the Company. Pursuant to the plan, the Company made a non-interest bearing loan to an employee in the amount of $150,000, which was used to purchase the Plan. This plan has since been terminated and the surrender value has been returned to the employee who has placed the proceeds from the surrender value in an annuity, which will mature to $150,000. Simultaneously, the employee purchased an insurance policy, of which the Company will be the sole beneficiary, in the amount of $150,000 until the date upon which the annuity matures to $150,000, and is included in other assets at December 31, 2001. Accordingly, the loan to the employee will be repaid upon the maturity date of the annuity or upon the death of the employee, whichever occurs first.

5 discontinued operations:

On January 22, 2002, the Company announced a decision made by the Board of Directors as of December 31, 2001 to close the Kolar facilities located in Ithaca, New York, and liquidate its assets through a public auction of its machinery and equipment and the private sale of its real estate. On February 21, 2002, Kolar sold a substantial portion of its machinery and equipment at an auction conducted by Daley-Hodkin Corporation at Kolar's main facility in Ithaca, New York. In connection with the discontinuance of Kolar's operations, the Company incurred a one-time charge of $10,422,816 related to the write-off of Kolar's assets, net of expected proceeds, and an accrual for estimated losses during the phase-out period. Proceeds from actual and future sales of machinery, equipment and real property are estimated to be approximately $3,970,000. The disposition of Kolar's operations represents a disposal of a business segment under Accounting Principles Board ("APB") Opinion No. 30. Accordingly, results of the operation have been classified as discontinued, and prior periods have been restated. For business segment reporting purposes, Kolar's business results were previously classified as the "Machining" segment.

Net sales and income (loss) from the discontinued operations are as follows:

Year ended December 31,	2001	2000
Net sales	$ 8,291,690	$20,360,330
Pretax income (loss) from discontinued operations	$ (3,647,200)	$ 729,427
Pretax loss on disposal of business segment	(10,422,816)	-
Income tax benefit	-	250,000
Net income (loss) from discontinued operations	$(14,070,016)	$ 979,427

Assets of the discontinued operations were as follows:

Year ended December 31, 2001	
Current assets	$ 610,492
Property, plant and equipment, net	2,607,492
Total assets of discontinued operations	$ 3,217,984

Proceeds from the auction sale were approximately $1,350,000 for the machinery and equipment owned by Kolar. These proceeds have been applied to the reduction of certain bank debt having a principal amount of $2,260,000 outstanding immediately prior to the auction. After giving effect to the applications of the proceeds to the bank debt, the remaining outstanding principal of the bank debt is $910,000.

6 debt:

Debt consists of the following:

Note payable - bank (a)	$ 2,438,500
Note payable - bank (b)	805,320
Note payable - seller (c)	4,691,202
Capitalized lease obligations payable (d)	1,672,262
	$ 9,607,284

(a) The note, as amended in December 2001, is payable to a commercial bank in monthly installments from $50,000 to $100,000 through May 30, 2002, and $2,088,500 at June 30, 2002, plus monthly interest at the bank's published prime rate (4.75% at December 31, 2001) plus 3.5%. This note collateralized by substantially all of the assets of the Company. As discussed above, $1,350,000 of this loan was repaid upon the sale of certain assets at auction. The note requires the Company to maintain specified levels of working capital and other financial ratios, as defined. At December 31, 2001 the Company was not in compliance with certain covenants. Additionally, the Company was not in compliance with certain covenants on March 31, 2002, the next compliance measurement date. As a result, the note has been classified as a current liability. The Company, the bank and the Seller are in the process of amending the covenants and the payment terms of the debt.

(b) The note is payable to a commercial bank in monthly installments of $9,847, including interest at 8.3%. This note is collateralized by Kolar's land and building. The Company sold certain of the underlying land and building during 2002 at an aggregate selling price of approximately $555,000. The Company estimates that the sale of the remaining land and building will yield proceeds sufficient to repay the note in full.

(c) In 1997, the Company acquired substantially all of the assets of Kolar Machine Inc. The acquisition was partially financed through a $4,000,000 note payable to the seller ("Seller") of Kolar Machine Inc. The note payable to the Seller bears interest at 8% per annum. The Seller deferred the Company's payment of interest on this note during 1999, and the accrued interest through December 1999 will be payable upon maturity of the Seller's note. Monthly interest payments began again in January 2000. The note payable - Seller is convertible into 333,334 shares of the Company's common stock at any time prior to the maturity of the note. The note is subordinated to the notes payable - bank.

(d) The Company leases equipment and automobiles under capital leases which expire at various dates. The leases require monthly payments of principal and interest, imputed at interest rates ranging from 7.75% to 16.2%. Subsequent to December 31, 2001, proceeds of approximately $750,000 were received upon the sale of certain leased equipment, which amount was remitted to the owners of the equipment.

7 line of credit:

The Company has an aggregate $1,700,000 line of credit agreement, expiring June 30, 2002, with JP Morgan Chase and Mellon Bank for working capital and other corporate purposes as needed. Borrowings are subject to limits based on amounts of accounts receivable, as defined. Interest is at the banks' prime rate (4.75% at December 31, 2001) plus 3.5%. The line of credit is collateralized by substantially all of the assets of the Company.

8 commitments:

The Company has employment agreements with four employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31,	
2002	$ 765,200
2003	495,100
2004	468,280
	$1,728,580

These agreements provide for additional bonus payments that are calculated as defined.

9 income taxes:

The benefit for income taxes consists of the following:

Year ended December 31, 2000	
Current:	
Federal	$ 4,000
State and local	10,000
	14,000
Deferred:	
Federal	(101,000)
State and local	(39,000)
	(140,000)
	$(126,000)

The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:

Year ended December 31,	2001	2000
Taxes (benefit) computed at the federal statutory rate	$(3,957,000)	$ 280,000
State income taxes, including deferred, net of federal benefit	-	7,000
Other, including officers' life insurance and various permanent differences	-	59,000
Utilization of net operating loss carryforward	-	(472,000)
Valuation allowance	3,957,000	-
	$ - 0	$ (126,000)

The components of deferred income tax assets and liability at December 31, 2001 are as follows:

	Current	Noncurrent
Assets:		
Federal and state net operating loss carryforwards	$ 758,000	$ 2,246,000
Valuation allowance	-	(2,074,000)
	$ 758,000	$ 172,000
Liability - Long-term contracts	$ 147,000	$ 0

As of December 31, 2001, the Company had net operating loss carryforwards of approximately $8,035,000 and $5,672,000 for federal and state income tax purposes, respectively, expiring through 2021.

10 employee stock option plans:

In April 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan, for which 83,334 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The initial options granted to employees and directors with three or more years of service became exercisable as to one-third of the shares each year beginning on September 16, 1992. The initial options granted to those with less than three years of service became exercisable as to one-third of the shares each year beginning on September 16, 1993. The options may not be exercised more than five years from the date of issuance. In 1995, the option price for all outstanding employees' and director's stock options was lowered to $9.00.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan, as amended, reserved 830,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 6,779 options available for future grant under the 1992 Plan, 40,640 options available for grant under the 1995 Plan, 12,332 options available for grant under the 1998 Plan, and 250,000 options available for grant under the 2000 Plan.

If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated in the table below:

	As Reported 2001	As Reported 2000	Pro Forma 2001	Pro Forma 2000
Net income (loss)	$(11,638,119)	$1,929,206	$(11,937,395)	$1,832,000
Earnings (loss) per share:				
Basic	$ (4.39)	$ .73	$ (4.50)	$ .69
Diluted	$ (4.39)	$ .70	$ (4.50)	$ .66

A summary of the status of the Company's four stock option plans as of December 31, 2001 and 2000 and changes during those years is as follows:

Fixed Options	2001 Options	2001 Weighted-average Exercise Price	2000 Options	2000 Weighted-average Exercise Price
Outstanding at beginning of year	894,312	$3.54	515,313	$4.27
Granted during year	225,000	1.29	408,000	2.67
Exercised	-	-	-	-
Forfeited	20,640	4.95	29,001	4.11
Outstanding at end of year	1,098,672	$3.06	894,312	$3.54

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Price	Number of Options Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted-average Exercise Price
$1.20 - $8.46	1,098,672	4.99 years	$3.06

The Company's assumptions used to calculate the fair values of options issued were (i) risk-free interest rate of 5.25%, (ii) expected life of five years, (iii) expected volatility of 174.71%, and (iv) expected dividends of zero.

11 warrants and options:

In February 1997, the Company issued options to purchase 3,334 shares of common stock to two directors at an exercise price of $6.18 per share of common stock. These options expire in 2002.

In January 1998, the Company issued options to purchase 25,000 shares of common stock to a consultant, who was also a director, at an exercise price of $7.50 per share of common stock. In February 1998, the Company issued options to purchase 3,334 shares of common stock to two directors at an exercise price of $6.93 per share of common stock. These options expire in 2003.

In March 1998, the Company issued 33,334 warrants to Gaines Berland, Inc. as compensation for acting as the Company's investment banker pursuant to a consulting agreement. These warrants entitle the investment banker to purchase 33,334 shares of common stock at an exercise price of $7.50 during the five-year period commencing April 1, 1998. This agreement was terminated in 1999. In 1999, the Company recorded a charge to operations of $198,734 to write off the unamortized portion of warrants issued under this agreement.

In May 1999, the Company issued 100,000 warrants to Catalyst Financial Corp. as partial compensation in the amount of $227,300 for acting as the Company's investment banker pursuant to a consulting agreement. These warrants entitle the investment banker to purchase 100,000 shares of common stock at an exercise price of $1.875 during the five-year period commencing May 4, 1999. In 2001, 8,537 of these warrants were exercised. In December 1999, the Company issued options to purchase 15,000 shares of common stock to a consultant at the exercise price of $2.53 per share of common stock. Also in December 1999, the Company issued options to purchase 10,000 shares of common stock to two directors at an exercise price of $2.53 per share of common stock.

12 employee benefit plans:

On September 11, 1996, CPI's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized both the CPI and Kolar plans as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2001 and 2000 amounted to $88,412 and $184,373, respectively.

13 contingencies:

Kolar is currently in the process of liquidating all of its assets through an auction of its fixed assets and the private sale of its real estate. The proceeds of this liquidation will be used to reduce Kolar's liabilities on certain bank debt. The bank debt and Kolar's obligations to its previous owner are secured by liens on the assets and real estate to be sold and are guaranteed by the Company. Various creditors have made claims against Kolar. There can be no assurance that satisfactory payment terms will be made with any of Kolar's creditors or with the banks regarding the balance of portions of the debt, which is currently due no later than June 30, 2002.

From time to time, the Company is subject to routine litigation incidental to its business. The Company believes that the settlement of any pending legal proceedings will not have a material adverse effect on the Company's financial condition.

14 major customers:

Approximately 92% and 76% of the Company's consolidated net sales in 2001 and 2000 were to the U.S. government.

Sales to a significant commercial customer accounted for approximately 24% of the Company's consolidated net sales for the year ended December 31, 2000.

At December 31, 2001, approximately 77% of accounts receivable was due from the U.S. government.

independent auditor's report

To the Board of Directors
CPI Aerostructures, Inc.

We have audited the accompanying consolidated balance sheet of CPI Aerostructures, Inc. and Subsidiary as of December 31, 2001 and the related consolidated statements of operations, shareholders' deficiency, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of AMerica. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. and Subsidiary as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 31, 2002

market for common equity and related shareholder matters

Market Information

The Company's Common Stock is listed on the American Stock Exchange ("Amex"), under the symbol CVU. The stock symbol changed from CPIA to CVU on September 5, 2000, when CPI ceased trading on The Nasdaq SmallCap Market, Inc. ("NASDAQ") and began trading on the Amex.

The following tables set forth for the last two fiscal years, the high and low last sales prices of CPI's Common Stock for the periods indicated, as reported by the Nasdaq (through September 4, 2000) and by the Amex (from September 5, 2000 through December 31, 2001).

Period	High	Low
2000		
Quarter Ended March 31, 2000	$3.875	$2.750
Quarter Ended June 30, 2000	$3.266	$2.125
Quarter Ended September 30, 2000	$3.750	$2.031
Quarter Ended December 31, 2000	$3.875	$2.625
2001		
Quarter Ended March 31, 2001	$3.880	$1.860
Quarter Ended June 30, 2001	$3.000	$1.650
Quarter Ended September 30, 2001	$1.700	$1.150
Quarter Ended December 31, 2001	$2.000	$1.250

On April 10, 2002, the closing sale price for the Company's Common Stock on the Amex was $1.61.

Holders

On April 12, 2002, there were 133 holders of record of the Company's Common Stock. The Company reasonably believes that there are in excess of 2,000 beneficial holders of its Common Stock.

Dividend Policy

To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. The Board of Directors does not intend to declare any cash or other dividends in the foreseeable future, but instead intends to retain earnings, if any, for use in the Company's business operations.

In addition, the Company's Credit Agreement with its several lenders provides that the Company may not declare or pay any dividend on its Common Stock so long as any amounts are owing to the several lenders. See "Item 6. Management's Discussion and Analysis - Financing Arrangements."

corporate information

Officers

Arthur August
Chairman of the Board
and Chief Executive Officer

Edward J. Fred
President, Chief Financial Officer
and Secretary

Frank Funicelli
Vice President, Business Development

Board of Directors

Arthur August
Chairman of the Board
and Chief Executive Officer

Edward J. Fred
President, Chief Financial Officer
and Secretary

Walter Paulick
President
W.R. Paulick and Associates, Inc.
Financial Consulting Firm

Kenneth McSweeney
Principal
K.F. McSweeney, Unlimited

Corporate Headquarters
CPI Aerostructures, Inc.
200A Executive Drive
Edgewood, NY 11717
Tel: (631) 586-5200
Fax: (631) 586-5814
www.cpiaero.com

Transfer Agent
Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be directed to:
American Stock Transfer
59 Maiden Lane
New York, NY 10038

Common Stock
CPI Aerostructures' common stock trades on The American Stock Exchange under the symbol CVU.

Independent Auditors
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

Stockholder Contact and Form 10-KSB
Stockholders are encouraged to contact the Company with questions or requests for information. A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request. Inquiries should be directed to:

Chief Financial Officer
CPI Aerostructures, Inc.
200A Executive Drive
Edgewood, NY 11717
(631) 586-5200
or contact the Company at its website,
www.cpiaero.com


Design: RWI (rwidesign.com)


CPI Aerostructures, Inc. 200A Executive Drive, Edgewood, NY 11717